Exhibit 99.1

        EVENT: CVRD OFFER FOR INCO CONFERENCE CALL
TIME: 11H00 E.T.
REFERENCE: CVRD-CC-081106
LENGTH: APPROXIMATELY 76 MINUTES
DATE: AUGUST 11, 2006

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        OPERATOR: Good morning or good afternoon, ladies and gentlemen, and welcome to the CVRD offer for INCO conference call. At this time, all participants are in a listen-only mode. Following today's presentation, instructions will be given for the question-and-answer session. If anyone requires operator assistance at any time throughout the conference, please press the * followed by the 0. As a reminder, this call is being recorded today, Friday, August 11th, 2006.

        I will now like to turn the conference over to your host, Ms. Kathleen Heeney, Integrated Corporate Relations. Please go ahead, Madam.

        KATHLEEN HEENEY (Integrated Corporate Relations): Thank you. Good morning and thank you all for joining us on such short notice. This morning, CVRD announced that it was making an offer to acquire Inco Limited, a leading Canadian nickel mining company. During this call, management will provide an overview of the transaction, the strategic fit with CVRD, the financial implications of the merged companies and the reasons why they believe the offer is clearly superior to the other offers.

        Additional information about this transaction can be found on the company's website at www.cvrd.com.br. As we have a lot to discuss during the call and there are many participants, we are requesting that during the Q&A session, each participant limit themselves to one question and one follow up.

        Making presentations today will be Mr. Roger Agnelli, CEO of CVRD; Mr. Fabio Barbosa, CFO, Mr. Murilo de Oliveira Ferreira, Executive Director of Business Development, and Mr. José Lancaster, Executive Director of Non-Ferrous Metals.

        Before we begin, I need to read the important legal information. During this conference call, management may make statements that express its expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and CVRD cannot give any insurance that such statements will prove correct. These risks and uncertainties include factors relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries relating to the iron ore business and its dependents on the global steel industry, which is cyclical in nature and relating to the highly competitive industries in which CVRD operates.

        For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's report filed with the Brazilian Comissão de Valores Mobiliários and the United States Securities and Exchange Commission.

        I need to continue with some more important information. This presentation may be deemed to be solicitation material in respect of CVRD's proposed tender offer for the shares of Inco. CVRD will prepare and file a tender offer statement on schedule T0 containing an offer to purchase and a takeover bid circular with the United States Securities and Exchange Commission.

        CVRD, if required, will file other documents regarding the proposed tender offer with the S.E.C. Investors and shareholders are urged to read the takeover bid circular, the Schedule T0 and other relevant documents filed or that will be filed with the S.E.C. when they become available because they will contain important information about the offer for Inco's shares.

        These documents will be available without charge on the S.E.C.'s website at www.sec.gov. Free copies of these documents can also be obtained by directing your requests to Kingsdale Shareholder Services Inc., the Exchange Tower, 130 King Street West, Suite 2950, Post Office Box 361, Toronto, Ontario, M5X 1E2, or by calling 1-866-381-4105 in North America, toll free, or 416-867-2272 for those outside North America or sending an e-mail to contactus@kingsdaleshareholders.com.

        With that, I will now like to turn the call over to Mr. Fabio Barbosa, CVRD's CFO.

        FABIO BARBOSA (Chief Financial Officer, CVRD): Good afternoon, ladies and gentlemen. Thank you very much for attending this conference. We will start our discussion today with initial comments by our CEO, Mr. Roger Agnelli.

        Mr. Agnelli?

        ROGER AGNELLI (Chief Executive Officer, CVRD): Good morning, good afternoon, good night, everybody. It's a pleasure to be here with you. We are very happy to be here and to announce the bid that we made this morning to acquire 100 per cent of the Inco shares. For us, it's a major step forward because for the company, we are trying to acquire some different assets and very important assets for CVRD.

        First of all, we are buying knowledge, we are trying to buy knowledge. Inco is a very good company, it's a very well managed company and we believe that they have technology that can really fit unto our strategy.

        We are, as you know, the larger mining, iron ore mining company in the world. We are (inaudible) investing to expand to increase our production and to supply our clients around the world.

        Of course, we are developing some projects in Brazil in the non-ferrous area, which is very important, to guarantee the growth and the stability for the company in the long term.

        Inco is a company that can really help and speed up our insertion in the non-ferrous area. The people there, we know them very well. We have a very good relationship with them. We are working together in some projects here, in Brazil, developing technology for many projects in Alsafoma(phon). We brought Alsafoma last year and we bought a stake from Inco also. But we have an agreement to continue to pay royalties for Inco. In this acquisition, if we succeed, we are going to pay the rights for ourselves, so it's one synergy that is very important.

        Another asset is that I consider that it's very important for CVRD is the quality of their assets in Canada, in Indonesia, in New Caledonia. Therefore their assets are very good.

        If we add our projects here in Brazil, we are going to develop the largest nickel producer in the world with the largest reserve, with a very high-quality reserve. It is very important to mention that Inco is in the first quartile of costs in the industry and they are going to reduce their costs because the new projects are coming in production.

        And our projects here in Brazil also, they are very low cost and in this matter, we are developing a very powerful non-ferrous company. Another point that for us is very, very important is to be in Canada. This gives to our company geographic diversification. It is very important to be in Canada.

        Canada is a country that we are always or have been always dreaming to be there. It's a mining country with a very long tradition to develop projects with very good and high quality assets and very good, solid people. It is very important for CVRD.

        We believe that with these steps, we are going to reduce the cost of capital for the company. First of all it's consolidation of our diversification in terms of products and at the same time, we are diversifying the company geographically speaking. So I think what we are looking for is to add value, to speed up the growth in the non-ferrous area. At the same time, we know very well the nickel markets because we are in the iron ore market.

        As you know, we have a very straight and very strong relationship with our clients around the world. We know that the iron ore market seems to be very strong for the next years. The industry is growing, it's (inaudible) through a very strong consolidation process, which is very good because if the steel companies are in a good shape, we are going to be in a very good shape also.

        This potential of the market is the same for the nickel market. We believe that the nickel market for the coming years is very good. The data or the demand that we are feeling today or facing today is very strong.

        So in terms of value creation, we understand that we are paying the full price for Inco shares, but to buy an asset with this quality, with the technology, with the knowledge in the nickel market is very important for CVRD. We understand that the high quality assets is becoming rare in the world, more in nickel. So these acquisitions will provide for CVRD a very strong position in the steel industry, a very strong position in the mining industry, a very strong position in diversified mining business.

        For us, this is important, this is relevant. We believe that we are going to create a lot of value for our shareholders. We are firmly... we have a very strong belief that these steps is what we were looking for since a long time ago.

        We are prepared for that. We have full support from our banks, ABN, CS, First Boston, UBS and Santander. The proposal or the tender is 100 per cent in cash We have a bridge loan for two years. We have right now, we started to work for the take-out. We believe that the capital market is going to accept very well the transaction. I think that it's helping us to reduce our cost of capital. We are very happy to... it's a privilege to be able to make this tender.

        I would like to ask Fabio Barbosa to go through a presentation that maybe you will have. And thank you very much for your attention. I'll be here to answer any questions you may have.

        FABIO BARBOSA: Okay, thank you very much, Roger.

        Let's go through our agenda today. First, some comments on the proposed transaction, then an overview of Inco and finally, we will comment on the strategic alignment and expected benefits of the transaction.

        So let's start with (inaudible) that CVRD has in its development of its strategy, the discipline in the allocation of capital. As we put there, it's one of the most sacred principles adopted by CVRD, by the company and in this regard, investment opportunities are assessed according to their fit with the strategic guidelines. We try to evaluate all the relevant risks involved and in any given project or transaction; and finally, projects or investments, they have to satisfy minimum criteria in terms of (inaudible) risks and creation of value for our shareholders.

        And we have been extremely (inaudible) in this connection because, in this regard because we have been delivering very sound returns on invested capital, as you can see, in slide 7, that in 2005, return on invested capital (inaudible), working capital, R&D, we delivered 86.7 per cent and our EBIT margin reached 43 per cent in the first half of 06. Again with a major performance in terms of return on invested capital, about 80 per cent.

        So remarkable indicators that show a lot about our discipline in capital allocation the last few years. So we have been able to promote growth on the ground. We are delivering growth, as was commented on before, and at the same time, associating this growth with very sound returns.

        Undoubtedly, organic growth has been (inaudible) in the last few years. We delivered 16 major projects in the last four years, so we accomplished what we wanted, what we thought markets, just started (inaudible) shareholder structure that we managed to implement in 2001. We delivered those projects to transform CVRD organically in a new company and it's a global player today.

        We also implemented a multi-commodity, mineral exploration program that has been executed on a worldwide basis and the company still has ahead the development of around (inaudible) new projects in its pipeline. So we have plenty of organic growth ahead and we believe that this growth could be complemented by a major acquisition like this one we are proposing.

        And actually acquisitions, as you see on slide 9, they are part, they have been part of our value creation process in the last few years. In fact, since 2000 we acquired assets in a total of 5.6 billion and we've divested $2.5 billion in the same period. So there was a major shift in our portfolio. We sold pulp and paper operations, fertilizers, forests and some stakes in mature steel industries and at the same time, we consolidated our position as a global leader in the seaborne iron ore trade.

        So with a clear focus on mining and we believe that the success in the ferrous area could be transplanted to the non-ferrous area. This is important for us. So we have been able to be the consolidator of the industry in the iron ore business and we believe that we may have a role to play in the non-ferrous as we see some room there for an active, disciplined player like CVRD in this industry.

        The proposed transaction is an all-cash offer to acquire 100 per cent of outstanding common shares of Inco Limited and our offer price is in Canadian dollars is $86 Canadian per Inco share and it's there, all the details will be included in the formal stakeholder bid circular to be publicly filed and subsequently mailed to all Inco shareholders.

        The way we see it, the-all cash offer allows Inco shareholders to realize up front its profitable growth potential without any risks, any market risks because our proposal is very easy to quantify. It is very easy to measure against all the parameters, the relevant parameters in the market. We believe that the offered price is based on our valuation methodology. It's consistent with the generation of significant value to our shareholders over the medium and long term. And it's of course in our view, it captures the recognition of the value, the synergies that are available, that would be available for the combination of the two companies.

        The financing of the transaction, the initial financing is provided by four banks, Credit Suisse, UBS, ABN Amro and Santander with a cost, first year, Libor plus 40 basis points, and second year, Libor plus 60 basis points. The tough discussions with our banks, it's not pocket money, to say the least, but they were... they understood the importance of the transaction. They understood the strategic rationale and they fully supported our move towards this transaction.

        So we discussed extensively the terms and conditions and we believe that we retained the necessary flexibility to continue to pursue our line of business and at the same time, we are working to keep the investment grade rating that we so hardly achieved last year and that it's a very important attribute of our company right now.

        And we believe that we have all the strength to keep this investment grade rating. As we indicate in our proforma financial rate for 2006 already including what we estimate would be at the end of the year a figure for the ratio total-debt-to-EBITDA, it would be achieving 1.99, or slightly below 2 times total debt, gross-debt-to-EBITDA. It's even lower, the level that the CVRD had in 2002, just to give you an idea. Even with the transaction, even borrowing $18 billion, it will be as a ratio to the EBITDA will be owing less debt than we did in 2002. So it's a very important achievement.

        And the same goes for the ratio EBIT-interest coverage. That is a very profitable 11 times 0.1 indicated according to our best estimates today.

        Let's talk a little bit about Inco, the overview of Inco. Inco is a world leader in nickel. It's the world's second-largest nickel producer. It has the largest nickel reserve base, one of the world's lowest cost producers. It also has a very attractive growth pipeline of products, a global leader in nickel technology with a powerful brand name and premium products and more than that, expertise, people. And a very senior management team, a very qualified staff that we in this day, it's a very valuable asset and we believe that we have a lot to learn from them and we'll benefit from the exchange of experience (inaudible). They will help us a lot to developing our ambitious portfolio of non-ferrous projects.

        Inco revenues reached in 2005, $4.5 billion, adjusted in the first half of 06, given the very strong performance of the nickel market, it reached $3 billion in the first six months of the year. Its net earning is reaching $674 million and the total debt below $2 billion, $1.9 billion, relatively stable since 2004.

        As we mentioned, Inco has the largest world reserve of nickel in terms of million tonnes, 7.8 million tonnes, 30 per cent above Norilsk Nickel is the second one, and well above BHP Billiton. Here, we are not indicating the combination of Inco's and CVRD's reserve. That would increase even further the leadership of the combined group in this industry.

        Inco has large-scale, long-life and low-cost nickel assets, as you can see on slide 17. We have several, Inco has several positions in Canada. And also in New Caledonia and Indonesia, and with a very important growth pipeline.

        Inco is also a very competitive player, is a low-cost producer in the industry and we can see there, just after Norilsk Nickel, that has a lot of (inaudible) related to (inaudible), Inco is in the best position (inaudible) to produce in the industry.

        World-class strong pipeline of projects and the company delivered very important investments in the last few years. Pomalaa, Voisey's Bay, and in the future, it's in the pipeline, the delivery of Goro as a major project. It's a very interesting one. Maybe Lancaster could comment a little bit about Goro specifically Lancaster, right now.

        JOSÉ LANCASTER (Executive Director, Non-Ferrous Metal, CVRD): Goro is a project that is project that is presently under construction and it has a capability of producing 60,000 tonnes of nickel and about 5,000 tonnes of cobalt. It uses a technology that we're also developing for our Vermelho project, so we see a lot of interesting things and synergies that we can explore in the future. It is in the future probably the lowest cost of production of the new laterite projects and is situated in a... let's say in an environment which is a tropical environment that we understand a lot.

        And around Goro, there is the Prone project, which is one of the largest resources available for future development, so we are very enthusiastic about the Goro project.

        FABIO BARBOSA: Okay, and as you see in slide 20, Inco has the highest growth potential among the large nickel producers, so in the next five years or so, Inco will be expected to be completed its production by 97,000 tonnes. So if you add (inaudible) projects (inaudible) plus Inco's additional production, we are talking of at least 200,000 tonnes of nickel production after the combined group, Inco and CVRD.

        So this is a very powerful pipeline of growth that only the combination of the two companies can deliver. So it's a very important (inaudible).

        Associated with the performance of the nickel market in the last few months or years, it's the perception that we had a decade of under-investment in this specific industry. So nickel prices in real terms are very low, not attractive. It's a very demanding investment. There were cutbacks and the reality is that the supply is very restricted and the demand, of course, associated with the role played by China and in the future, maybe India as well, the fact that there was a shift in demand, that faced a restricted supply in the short term.

        And as I commented before, most of the additional supply should be provided in the next five years or so by the combined group, CVRD and Inco. So it increases the rationale, in our view, the rationale of this transaction.

        As I commented, China is the main growth driver and in the last few years, it has grown a lot, since the late 1990 and 2000, over 20-per-cent growth and 2005 to 2010, it's about 20 per cent expected annual growth rate for the primary needs of consumption, meaning that China will, by 2015, will be responsible for roughly 32 per cent of the nickel consumption on a worldwide basis.

        So China will have in the nickel industry a similar role it has in the iron ore (inaudible) trade, in which it represents about 45 per cent of the market. So in our view, nickel fundamentals are extremely strong. The demand in non-stainless steel application is being driven by the recovery in the aerospace industry as well, so you saw the fundamentals of the iron ore, the last quarter results of CVRD and with that, the performance of the auto industry that is reporting prices, etc. Now, you see that the other components of the steel demand, the (inaudible) applications in the aerospace industry, for instance, also is on a very high demand. So it's a very attractive metal in the long term.

        Demand for super-alloys is used in the oil and gas industry is increase, of course, due to the very large prices that oil producers are getting right now. The market is very strong and there is no sign that will change, that the picture will change in the near term.

        And finally, we have a lot of new players buying financial instruments. So that helps us also to sustain for a longer period of time the profitability and the returns of this industry.

        Let's talk now a little bit on the strategic alignment and expected benefits of this transaction. The first point that we want to make, and José also commented, this transaction is strictly consistent with our long-term corporate strategy. We delivered 60 major projects in the last few years, so organic growth has been our priority, but we always mention that transactions, acquisitions could happen if the right opportunity was identified and we believe that is precisely the case of Inco.

        It's a great combination of companies, CVRD and Inco, as we commented before. So we believe that is strictly consistent with what we have been saying, is strictly consistent with our non-ferrous metals business strategy. In all senses, because it will speed up our presence as a global player in this industry and we definitely want to be a global player in the non-ferrous area.

        And with this acquisition, this was not the focus of our transaction, but the result of the transaction will lead us to the second position in the mining industry. We'll be the second-largest global mining company if we accomplish this transaction the way we are proposing. So we believe that this is a remarkable achievement for the company, that just a few years ago was down below, near the 10th or the 11th position in this industry. We accomplished a lot. We have much more to deliver and we believe that Inco will just increase our growth potential in the long term.

        We will intensify and enhance our perspective for our global scale with a high quality portfolio of long-life and low-cost assets. We will continue, of course, to be the number one in iron ore and pellets. We'll be the number two in nickel, but with a clear path to number one. Combining Inco and CVRD's projects, we'll be by 2010-2011 the undisputed leader of this market. We'll be the number two in bauxite and number three in alumina, number three in manganese and ferroalloys.

        So we believe that the acquisition, besides adding significant value to our shareholders, as a value creation combination, in our view, as CVRD's global mining leadership and powerful cash generation with Inco's experience in nickel mining and technological leadership. This is not a speech. This is something that we actually believe that is key to the success of this transaction, the ability we have to attract, retain and bring people together to implement I would say one of the most ambitious portfolio projects in the non-ferrous area. This is what we offer to Inco's shareholders besides the cash offer. Growth, and to share with us a success story that we have been delivering in the last few years to the market.

        And CVRD's shareholders, we are sure they appreciate that very much. So we are with that combining our assets with Inco, we will become a leading global player in nickel. We of course will benefit from the expertise and the talent and the knowledge of Inco in order to prevent, to eliminate a learning costs involved in organic growth of Inco in the nickel industry.

        It's a new growth platform and I already commented on the combination of the two projects, Onça Puma and Vermelho, with the ones that Inco already has in its portfolio. And when we looked on a broader picture, we see that CVRD is actually reaching with this transaction what we're always saying, which is to become an unmatched, one-stop shop for the steel industry with several high-quality products for long-life, low-cost assets. Iron ore, pellets, manganese, ferroalloys, nickel, metallurgical coal in the future. And so we have in all, in other words, we can serve better our clients with better products with a diversified portfolio of products.

        And we also believe that we have a positive impact in the cost of capital. This is an issue that in our discussion with shareholders and also bondholders, that have always been (inaudible), that the fact that CVRD has an excessive concentration of its operations in a single country, it's not the issue of Brazil, it's the fact that we are in a single country, that we have 98 per cent of our assets in a single country, and the fact that we have three-fourths of our revenues linked to a single line of business. Of course, everybody loves (inaudible) because it's a great business, as we all know.

        But the fact is that there's people that have this perception, all things remain the same, increase their risk perception of our company. With the acquisition of Inco, we believe we will address both concerns because this acquisition will promote a better diversification of our activities by products, markets and geographic asset base, and it has in our view a clear positive impact on the business and financial risk and cost of capital.

        Just look at the slide on page 32, and you'll see that using 2005 pro-forma revenue composition, you'll see that CVRD alone has $13.4 billion in revenues and the sale of minerals, we are responsible for 74 per cent; logistics, 9; aluminium, 11 per cent; and copper, 3 per cent. The combined group, not including the price changes and volumes that took place in 2006, logistics in 2005, as indicated, we would have a company, CVRD and Inco, with ferrous minerals (inaudible) for 56 per cent; nickel, 20 per cent; aluminium, 8 per cent; logistics, general (inaudible) 7 per cent; copper, 5 per cent; PGM and cobalt, also (inaudible). So as a much more diversified company, in terms of (inaudible).

        We also will increase our presence in North America. It's key, we believe, to increase our presence there and it's a very modest one compared to the potential and the synergies associated with our location. So we have North America with 17 per cent of our total exposure to the major economies; Europe, 25 per cent; Asia, 30 per cent; and South America, down to 20 per cent. So it's a more balanced exposure to major economies.

        And (inaudible) the asset base. Today, we have roughly 100 per cent, or 98 per cent of our assets is South America and with this transaction, we'll reach a much more diversified profile with assets in North America, particularly in Canada, at 27 per cent; South America, 60 per cent; Asia, 5; Europe, 3 per cent. So it's a much more diversified geographic asset.

        And at the end of the day, we expect some synergies of around $520 million and this is an estimate based on public information made available for us. We could not have access to more detailed information given the nature of this transaction being proposed, but it is our best estimate that we, through portfolio asset management in terms of projects, efficient gains due to the expertise of Inco people mainly, that we can gain some efficiencies, we'll speed up the ramp-up process of Vermelho and Onça Puma and also we could reduce our marketing costs, we could catch a lot of value in terms of the combination of the two companies.

        We also, of course, there's some potential cost savings. There are strong economies of scale and procurement, shared services, and a more focused mineral exploration.

        So that basically is our presentation and myself, Mr. Agnelli, José Lancaster and Murilo de Ferreira, will be available for any questions you may have. Thank you very much.

        OPERATOR: Thank you. Ladies and gentlemen, if you do have a question at this time, please press the * followed by the 1. If you would like to decline from the polling process, please press the * followed by the 2. You will hear a three-tone prompt acknowledging your selection and your questions will be polled in the order they are received. If you are using speaker equipment, you may need to lift the handset before pressing the numbers. Once again, if you have a question for management, * 1 on your telephone keypad at this time.

        Our first question is from Daniel Altman, with Bear Stearns. Please go ahead.

        DANIEL ALTMAN: Thank you and congratulations on the very bold offer. In terms of when you compare the nickel cycle to iron ore, I wondering if you can talk to us from a supply-demand standpoint, what you think has tighter fundamentals and which, whether you think the two cycles are going to move together? And the second question is regarding the timing of this offer. Is it... clearly, you could have bought Inco earlier on at a much lower price. I'm just wondering what prompted you now to enter the fray and were you as interested in another company that's for sale, which is Phelps Dodge? Thanks.

        FABIO BARBOSA: Thank you, Daniel. Well, in terms of the backlog, we believe that we are in a long cycle, led by the Chinese. We commented in our conference call last week, this continues. This has changed the balance of the supply and demand. And particularly in nickel, as the stage of development of China moves ahead, we should expect a growing importance of the Chinese demand in the total world demand. So we see our (inaudible) ratio remaining stable and growing a little bit. If India factors in, it should present an additional impulse to this industry and if you want to be consistent with the performance of the iron ore industry, and as we commented before, actually this week our commercial team in the ferrous division, they met and discussed the perspective of the market and they came out of this meeting even more optimistic about the iron ore market future than the were before because they exchanged information and they noticed that the cost is there. And this means that more steel will be produced and more steel means that there will be more demand for nickel in the long term.

        So there is a clear association of both markets and we are extremely positive on both of them.

        As for timing, Daniel, this is a matter that any move, a strategic move of a company could be subject to this issue. Right now, why not before. And we believe that we did the right thing in (inaudible) inspecting the market, what will be the actual static moves by the several players involved. We are not afraid. We are a mining company and we saw an asset like Inco as a unique opportunity to increase our presence, to enhance our presence in the nickel industry and we believe that this was the right thing to do. And the timing is market timing. It's the timing that we felt it was appropriate.

        ROGER AGNELLI: Another point is that, this is Roger speaking. Another point that is very important is regarding to timing and the price. The point is we are developing our project here, in Brazil. We are going to be able to produce nickel in 2008 and 2009. How will be the market at that time? We don't know. The only thing that we now in the short term for the next three years, the nickel market is going to be very strong and very tight. Why not to anticipate the insertion of two, or the presence of (inaudible) in the market, in a very good moment of the cycle.

        Of course, when you buy a high quality asset and the size of Inco, the knowledge that Inco has, of course, we are paying always a high price. If we analyze why now, not two years ago, we are right now generating much more cash flow. We are finalizing the expansion of all our big projects in iron ore, in alumina, in other things. So we are now on the growth for our company is going to be a little more in the non-ferrous (inaudible) service. Why that? We have a huge reserve, high quality iron ore, but of course, we are able to double our production in 10 years. But do we have markets in 10 years to absorb the double of our production? We don't know.

        The only thing that we know that we have a very strong pipeline of nickel projects here, in Brazil, they have a high production of nickel and very good pipeline of projects and if we put both things together, we are talking about consolidation in the nickel industry. There is no doubt that the volatility of the industry is going to decrease and this decreases the risk to be in the nickel market. So our understanding is that the steel market is (inaudible) through a very strong consolidation, the steel industry is (inaudible) through a very strong consolidation. This is going to benefit the steel industry. The demand for steel in the world globally is growing. The cycle of the investments in infrastructure is going to demand more (inaudible).

        We are bullish that the growth of production is sustainable for at least more five years. So why not to be right now the market and benefit from this very nice moment of the natural resources cycle? That's the idea we are very... we have a very strong feeling that in three years, we are able to pay back the bridge or the loans that we are right now assuming.

        Of course, we don't want to wait and see. We are working with our banks, ABN, Santander, CS, and UBS for the take-out. We believe that the capital markets, the financial market is really lucrative(?) right now. We are not having any problems for the take-out. So I think we are in a very comfortable position to go forward.

        Thank you, Daniel.

        DANIEL ALTMAN: Thank you very much.

        OPERATOR: Thank you. Our next question is from Eric Olam(phon), with ING. Please go ahead.

        ERIC OLAM: Yes, hi. Congratulations on the offer. I guess my question comes from the bondholder side. I mean, given the increase in credit or an increase in leverage, I would fully expect rating agencies to take a negative outlook, at least initially. Can you discuss how quickly you intend to pay down the debt, what would be the target net leverage ratio say two, three years out and what, if any discussions that you can share with us that you've had with the rating agencies in light of the deal?

        And then just secondly, could you discuss the proposed synergies a little bit more? You mentioned $520 million. How quickly would these be achieved and how much would be on a recurring basis? Thank you.

        FABIO BARBOSA: Thank you, Eric. Let me first, on your first issue. We discussed previously with all the four rating agencies, Standard & Poor's, Moody's, DBRS. Last week, our CEO, Roger Agnelli and myself, we had meetings in New York with all of them and we discussed with them in depth the transaction, the rationale and our cash flow. And what we showed them is that even in a projection that has clearly a very conservative bias (inaudible), in three years time, let's say by 2009, the total EBITDA, gross debt EBITDA would be back to current levels, so giving us a very, very comfortable position considering the package that we are trying to set from now on, with our advisors.

        So of course, we ran some stress tests and even in a stress scenario, we would be able to cope with our obligations and as we do have a powerful cash flow, a very stable one, and we have at the same time a very ambitious pipeline of projects. So we have the financial flexibility to cope with this obligation that we are assuming and we believe that the positive outlook of the industry as a whole, the growth that we have imbedded in our projections, in our pipelines will certainly show even a smoother process than we are anticipating. So of course, $18 billion is not pocket money, as we mentioned before, but we believe that we already viewed a good track record as financial managers and the company has a very sound balance sheet and we'll be able to do it as the markets require it.

        ROGER AGNELLI: Eric, this is Roger. I can assure you that we don't want to lose the investment grade position. We are doing everything that's possible to reduce the debt as soon as possible. We are working, we are starting right now to work with our bank to syndicate the loans to reduce the risk for the company in terms of our cash flow. We are going to do everything to, as soon as possible. I'm saying that our goal is in two years or in three years we are back in the position that we are today in terms of leverage. It is what we are looking for.

        I'm confident that we can do that. Of course, there is some risks involved in any transaction of this size, but it's something that we can afford, we can afford. There is no concern or major concern, even with our banks. Of course, we needed to show to the rating agencies that our intentions, the take-out proposal. And of course, we need to deliver what we are promising right now. But I'm quite confident that we can really work with this level of leverage for a short period of time. This is very important. We don't like, or I hate to be over-leveraged and I don't think that we are even close to over-leveraged level right now. We are working less than two times of our EBITDA.

        I think I don't worry, it's very stable, I think with the volatility of this industry, it's a relative low. We understand that the iron ore business is still very strong and for 2007 to reach, to change this profile is very low. So we are confident that we can really, in a very fast way, reduce the level of the leverage of the company.

        This is our commitment for you, so don't worry about the investment grade because this is our concern. This is our worry. We need to work. From now on, we need to work hard to reduce the leverage.

        Let's us ask Murilo Ferreira to comment on the synergies in more detail. Murilo.

        MURILO DE OLIVEIRA FERREIRA (Executive Director of Business Development, CVRD): We are very confident in terms of synergy, mainly in the case of the existing agreement between Inco and Cominco, the former Cominco, the Onça Puma project because we have an agreement with them based on the base sales agreement which means almost 40 per cent of the synergy that you are forecasting is based in these savings.

        And we have, of course, some (inaudible) benefits in the ramp up of the Vermelho project and Onça Puma and I will ask Lancaster to further some benefits in terms of synergies.

        JOSÉ LANCASTER: Yes, there is, as you guys are probably aware, I mean we are developing a pipeline of projects in Brazil with Onça Puma and Vermelho and Inco is also building a similar project in New Caledonia and is now in the first year of full production of Voisey's Bay.

        When you look at this entire picture together, you can see that there is substantial capex that could be saved, particularly in the refining side of things. I mean, Inco has refineries in all over the world. That could allow us to do substantial savings in capex investments.

        The second thing that quite relevant is the efficiency gains that Murilo mentioned. I mean, the ramp up that we use in the Brazilian projects is a very slow ramp up compared to an Inco ramp up because we are new players in the nickel market. The fact that we can be more aggressive with our ramp ups also means that we can have additional production that will have substantial impact on costs, particularly operating costs in first years, okay.

        ERIC OLAM: Okay.

        FABIO BARBOSA: Thank you.

        ERIC OLAM: Thank you.

        OPERATOR: Thank you. Our next question is from Roger Downey, with Credit Suisse. Please go ahead.

        ROGER DOWNEY: Good afternoon, gentlemen. Thank you for a splendid, great presentation. First question, really I guess in two parts is what would be your long-term price assumption for nickel? And secondly, what would be the full potential once you've added up all of the nickel projects that you had in the pipeline both at Inco and CVRD?

        FABIO BARBOSA: We are working with the assumption based the market consensus, we see roughly 4.285 in the long run.

        And what's your second question, Roger?

        ROGER DOWNEY: Yes, what would be the potential for... sorry?

        ROGER AGNELLI: Could you repeat your second question, please?

        ROGER DOWNEY: Yes, sure. What would be the potential for your nickel production to reach, once you've added all of the projects that you have in your pipeline, both in Brazil and abroad with Inco's projects?

        ROGER AGNELLI: 430,000 tonnes.

        ROGER DOWNEY: 430,000 tonnes. Thank you.

        ROGER AGNELLI: Yes. (inaudible) eleven.

        UNIDENTIFIED MALE SPEAKER: 2011, yes.

        ROGER DOWNEY: Sorry, that would be 430 by 2011?

        ROGER AGNELLI: Yes.

        FABIO BARBOSA: Yes.

        ROGER DOWNEY: Thank you.

        ROGER AGNELLI: Thank you, Roger.

        OPERATOR: Thank you. Our next question is from Ms. Andrea Weinberg(phon), Merrill Lynch. Please go ahead.

        ANDREA WEINBERG: Hi, good morning. Quick question again on the synergies. I just wanted to understand if this is part already of this phase of negotiations? If you're talking already with Xstrata in order to extract the synergies in Sudbury or is this at least in your plans to be part on the second phase of the negotiations?

        And the second question will be, if I'm not mistaken, there were some shareholders of Inco that tendered their shares already to Teck and I just wanted to understand how would it work? I understand you need 66 per cent of total shares to yourself but just wanted to know what would happen if you have a lot of shares tendered to Teck already?

        ROGER AGNELLI: Andrea, how are you? This is Roger.

        ANDREA WEINBERG: Hi.

        ROGER AGNELLI: You know that we have, and I have a very good and very friendly relationship with Ivan and with Vic Davis from Xstrata. Of course, we didn't talk about that, but I believe that we are going to be able to develop these synergies in Sudbury. I think it's quite possible that we can develop these kinds of agreements.

        And they just bought the Falconbridge, of course they are looking for synergies, they are looking for opportunities to increase their returns and, of course, we are going to look for reduced costs and increase our returns.

        So I believe that I can... we are able to develop this kind of conversation with Xstrata without any major problem.

        The second question is...

        FABIO BARBOSA: Could you repeat?

        ANDREA WEINBERG: Yes, the (inaudible).

        ROGER AGNELLI: The second question, I believe that Murilo is able to answer you. But of course, we are looking for 100 per cent of the Inco shares. That was our offer.

        Murilo, could you please explain in detail?

        MURILO DE OLIVEIRA FERREIRA: I think that we have a very interesting proposal for the Inco shareholders. We are very positive that most of them will decide next week to check and to see the value of our proposal and in case of having someone already tender, they will withdraw in order to rethink and to see the value of the CVRD proposal.

        ANDREA WEINBERG: Is it legal to withdraw? That's the question.

        MURILO DE OLIVEIRA FERREIRA: Yes, absolutely.

        ANDREA WEINBERG: Okay. Okay, thank you.

        FABIO BARBOSA: Thank you.

        ROGER AGNELLI: Thank you, Andrea.

        OPERATOR: Thank you. Our next question comes is from Terry Brennan, with Deutsche Asset Management. Please go ahead.

        TERRY BRENNAN: Yes. Hello, gentlemen. I just had one question with respect to the technology, I guess, that you gain but also the technology required to develop some of Inco's nickel assets. If you could just talk to us a little bit about what some of the challenges but also benefits that you expect to gain from this acquisition on the technology side?

        JOSÉ LANCASTER: The technology that you need to develop some of Inco's assets, particularly the ones in Goro, in New Caledonia, is the high-pressure acid leaching. It's a similar technology to what we are using in our Vermelho project, okay.

        TERRY BRENNAN: Yes.

        JOSÉ LANCASTER: The challenge is any project in the world, when it's developed, has a local feature, okay.

        TERRY BRENNAN: Yes.

        JOSÉ LANCASTER: In the case of our projects in Brazil, we've paid a lot of attention to anything that is related to corrosion, okay.

        TERRY BRENNAN: Yes.

        JOSÉ LANCASTER: And we have an advantage and I think this advantage is also present in New Caledonia, which is good quality of water, okay. High-pressure acid leaching, you know, they behave better if you have type of water that does not contain sodium chlorine, which is, in the case of Brazil and I believe also the Goro project, okay.

        TERRY BRENNAN: Yes.

        JOSÉ LANCASTER: The second thing that you need to have is people that are experienced in operating these high pressure acid leaching systems, okay. And in that aspect, I think our people in Brazil have done substantial training in Australia and places like that, but Inco brings, in my view, a lot of very experienced operators. This is a key thing to have a faster ramp up.

        The fourth thing is actually very positive. As you develop, you know, Goro, the additional resources present in that district are superb, probably constitutes the largest laterite, continuous laterite deposit available in the world, okay. Something like 500 million tonnes. And those, I think, are the key features.

        TERRY BRENNAN: And would... are you expecting though that the technology, from what I understand is your technology combined with the existing technology at Inco, will that raise or lower the capex for, say, the Goro project?

        JOSÉ LANCASTER: If anything, it would lower.

        TERRY BRENNAN: But you don't have an idea yet in terms of how much in terms of synergy.

        JOSÉ LANCASTER: No, no. Not how much because we need to do a diligence in that later on. But remember that Goro is already under construction.

        TERRY BRENNAN: Yes.

        JOSÉ LANCASTER: So that technology is already ongoing. Maybe the other way around. Maybe we can get something from Goro that makes our Vermelho project cheaper.

        TERRY BRENNAN: Okay. Thank you.

        OPERATOR: Thank you. Our next question is from Tomas Susa, with Banco Safra. Please go ahead.

        TOMAS SUSA: Yes, thank you. Good afternoon, gentlemen. Three quick questions. One, regarding if your capex program will change if you are successful? Two, if your dividends will change? And three, why did you use all cash and not use your shares? Thank you.

        FABIO BARBOSA: Tomas, for the first and second question, we have a lot of flexibility. Of course, this is a fact of the synergy. If we did succeed to acquire Inco, of course we need to analyze the timing to start up the Vermelho or even the POE or the other projects that Inco has. So we need to combine that.

        I can say that we are able to develop everything maybe three or four or five or six months later or we can just speed up if the market is in a very good condition. So the reason for that is very low.

        In terms of dividend, of course, we discussed a lot with our shareholders and they understand that the first priority right now is to reduce the debt. This is really very important. We don't like to stretch the balance sheet or to be with the balance sheet stretched for a long time. So we are... we wanted to reduce the levels as soon as possible.

        So we can include everything only. But we are not looking for that. We didn't assume to acquire any change in the project pipeline or even in the dividend. So we are able to survive, we are able to leave with the standards that we have been showing to the market. So this is really not a big deal.

        In terms of shares or using our shares, we believe that this is not the case. It's better you leverage a little bit the company because the company was or is right now under-leveraged. Of course, we have a huge pipeline of projects in front of us that we need to develop, but we are not considering to issue any shares for (inaudible).

        Of course, we are talking with the banks which is the best structure to realize the take-out of this operation, of this bridge loan. We have some ideas but it's too early to mention or it's too early to announce. So we needed to see the appetite of the market and see how we can develop the take-out.

        TOMAS SUSA: Okay, thank you very much.

        FABIO BARBOSA: Thank you.

        OPERATOR: Thank you. Our next question is with Sue Goodman, with ABP Investments. Please go ahead.

        SUE GOODMAN: Great. Thank you. Could you give more colour to the 520 million of synergies on page 35, kind of breaking that down a bit.

        Sure. Morillo?

        MURILO DE OLIVEIRA FERREIRA: As I said, I think that, just to go back to our Cominco acquisition, at that time it was established between the two companies the Cominco and Inco, that we have to pay roughly 3 per cent in terms — 2.75 to be more precise — in terms of royalties. Then, in case of reaching this agreement, we don't have to pay anymore for this kind of royalties. It means roughly 40 per cent of the synergy that you are forecasting. And as Lancaster told about the ramp up, we are forecasting also for the benefits related to the technology and the refinery that we can do in the most efficient way.

        JOSÉ LANCASTER: For instance, in the Vermelho project, I mean, by just being more efficient with the ramp up, we estimate that we could have an additional 12,000 tonnes of nickel in the first year of operation, okay. We had a first year for Vermelho for us was roughly 60 per cent of 46,000, okay. We think we could do another 12,000 tonnes of nickel. So that accelerates the production, okay.

        FABIO BARBOSA: Okay. Thank you.

        SUE GOODMAN: Thanks.

        OPERATOR: Thank you. Ladies and gentlemen, as a reminder, please limit your questions to one question per poller. If you have multiple questions, please ask your one question and requeue.

        Our next question is from Paolo Sora, with Banco Itau. Please go ahead.

        PAOLO SORA: Good morning, gentlemen. My question is regarding the internal rate of return that you're expecting, minimum generated (inaudible) rate implied on this acquisition. I would like to clarify the long-term price assumption for nickel that you were assuming. Thank you.

        FABIO BARBOSA: Again, we are working based in a strict forecast means that the long-term price is starting 2010, could be roughly $4.25.

        ROGER AGNELLI: Which is (inaudible), in my opinion.

        PAOLO SORA: And can you share with us the internal rate of return that you're expecting for this acquisition?

        FABIO BARBOSA: We, as you know very well, we have a discipline in terms to approve projects here internally and we are following the same rules based in our forecast.

        ROGER AGNELLI: The internal rate of return, Paolo, will depend very much on the structure of the take-out. But I believe, now I'm sure, that we've overcome the hurdles that we established to decide on our investments here.

        PAULO SORA: And do you have any assessment on how much your weighted average cost of capital could reduce after the acquisition or cost of equity or cost of net?

        FABIO BARBOSA: We have to see market reaction and it will also be associated with the structure of the take-out. I believe that we'll be able to achieve a good combination. That will consolidate the reduction of the cost of capital. It's clearly associated with the diversification that they are achieving with this transaction.

        So I believe that we'll be able to inform the markets properly and markets will reprice us very soon. But it's too early to say by how much we are going to narrow the spread that, you know, cost (inaudible).

        OPERATOR: Thank you. Our next question is with John Tomasos(phon), with Prudential.

        As a reminder, ladies and gentlemen, please limit your questions to one question per poller. Please go ahead, John.

        JOHN TOMASOS: John Tomasos, with Prudential Financial in New York.

        Your rationale of buying technology, diversifying product and diversifying geography would justify more acquisitions in other minerals besides iron ore, copper and aluminium, many things. Your finances are very, very strong, as you describe, even after buying Inco. Can you rule out making another 10, 20 or bigger billion-dollar acquisition in the current environment given how strong CVRD's cash flows are?

        ROGER AGNELLI: Well, John, our cash flow is very strong. I think we are in a very good position and we wanted to reduce the leverage if we succeeded to buy there. We certainly wanted to, as soon as possible, reduce the leverage and we wanted to continue to be in a very good position or in a very strong position in terms of financing. We are not analyzing anything right now.

        Of course, what we want to do is just work hard right now with the banks for the take-out and right after that we wanted to digest as soon as possible, the leverage or the debt that we assumed.

        This is our commitment. We don't want to be stressed. We're a Brazilian company, we are growing, we want to grow but we don't want to stretch too much our balance sheet. We wanted to keep our health untouchable.

        JOHN TOMASOS: Thank you.

        OPERATOR: Thank you. Our next question is from William Peck, with ING. Please go ahead.

        WILLIAM PECK: Thank you for taking my call. My question's a follow up to some of the other questions in regard to equity issuance. In the past, especially a while ago when you were rumoured to be looking at a Falconbridge and Inco combination, your shareholders and the board showed substantial unrest regarding the potential for a large equity offering. Can you kind of give us an idea of what size equity issuance you'd be looking to do or what would be compatible with the capital structure you're looking for?

        We are not looking for equity issuance. Certainly not. We don't or we didn't consider or we are not considering any stock issuance right now.

        WILLIAM PECK: Okay.

        ROGER AGNELLI: No way. I think we undervalued the shares of CVRD. We needed to put or to create or to add value to our balance sheet. Inco transaction, it is very important for that. It's really very important for that, if we succeed.

        So, the take-out, we're not touching this, the VRG structure is not going to touch in this VRG structure or the capital base that we have today.

        Fabio, would you like to add something else?

        FABIO BARBOSA: No, no. It's okay. It's simply to state that we are working hard to define the take-out structure and we'll let you know as soon as we have a clearer picture.

        We just announced, it was a very difficult job, to put together $18 billion with four global banks like the ones we are having as advisors. So let's work on it and build a nice financial structure in a few months' time.

        OPERATOR: Does that answer your question?

        WILLIAM PECK: Yes, it does. Thank you.

        OPERATOR: Thank you. Ladies and gentlemen, we have time for one final question. Our final question comes from Gary Lampard, with Canaccord. Please go ahead.

        GARY LAMPARD: Yes, thanks. My question's very similar to the last one. If one of the ratings agencies announced that it was thinking of downgrading your debt rating to less than investment grade, under those circumstances, would you consider a small equity issue and less cash?

        ROGER AGNELLI: No. We have already made our proposal. We are not considering that. And of course, it's too early to say or to assume that the rating agencies, they are going to do any big movement in terms of rating of CVRD's rating.

        There is no doubt that we expect it to have this negative pressure to us and of course we are committed with $18 billion right now with the banks or more than that just to go ahead with this transaction. But we needed to visit them again and show our plans. So we are not considering again, any share issuance in CVRD.

        GARY LAMPARD: Okay, thank you.

        OPERATOR: Management, I'll turn the call back over to you.

        ROGER AGNELLI: Okay, thank you very, very much. We are committed to go ahead with this intention to acquire Inco.

        We would like and we are going to be very happy to be in Canada developing or through working with a company like Inco there. The people are very important for us. We believe that we are creating a huge potential of growth and we are going to position CVRD in a very good position in the lead.

        We are quite secure that what we are doing is really take advantage of the best (inaudible) momentum of the industry, that we believe that it's going to last at least more three or four years. No doubt about that, at least for the few point of view of the iron ore and nickel, manganese and (inaudible).

        I think the natural resource, everybody's disputing natural resources right now, but the most important thing for a natural resource company is the quality of their assets and that's what we are looking for in this tender for Inco.

        Thank you very, very much for your attention. And I'd like to assure you another thing, or stress another thing. We want to keep our health or the capability to keep growing CVRD untouched so as soon as possible we are working hard to reduce the leverage that we are going to assume if we succeed in this transaction. Thank you very much.

        OPERATOR: Thank you. Ladies and gentlemen, this concludes the CVRD offer for Inco. Once again, we would like to thank you for your participation. You may now disconnect.

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